Exhibit 12.1

CAESARS ENTERTAINMENT RESORT PROPERTIES, LLC

COMPUTATION OF RATIOS

(In millions, except ratio amounts)

Ratio of Earnings to Fixed Charges	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013	Year Ended December 31, 2013(a)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
(Loss)/income from continuing operations before income taxes	$(61.6)	$47.1	$(1,021.7)	$65.3	$13.5	$64.4	$266.7
Add:
Fixed charges, excluding interest capitalized	206.5	139.8	296.8	273.1	264.7	279.1	304.7
Capitalized interest	(8.4)	(16.1)	(22.6)	(16.4)	(21.3)	(0.1)	—
Amortization of interest capitalized	1.0	1.1	2.3	2.6	1.3	1.3	1.7

(Loss)/earnings as defined	$137.5	$171.9	$(745.2)	$324.6	$258.2	$344.7	$573.1

Fixed charges:
Interest expense, net of interest capitalized	$189.6	$108.4	$245.9	$231.8	$218.6	$247.5	$264.7
Interest capitalized	8.4	16.1	22.6	16.4	21.3	0.1	—
Amortization of deferred finance costs	5.3	12.9	23.1	17.0	17.1	24.8	33.7
Interest included in rental expense	3.2	2.4	5.2	7.9	7.7	6.7	6.3

Total fixed charges	$206.5	$139.8	$296.8	$273.1	$264.7	$279.1	$304.7

Ratio of earnings to fixed charges (b)	—	1.2	—	1.2	—	1.2	1.9

(a)	The full year results of 2013 include a $15.3 million pre-tax gain on early extinguishment of debt, $1,045.9 million in pre-tax charges for impairments, and $15.4 in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.
(b)	For purposes of computing this ratio, “earnings” consists of income before income taxes plus fixed charges (excluding capitalized interest), excluding equity in undistributed earnings of less-than-50%-owned investments. “Fixed charges” include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness, and such portion of rental expense that we deem to be representative of interest. As required by the rules that govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company’s non-consolidated majority owned subsidiaries. For the years ended December 31, 2013 and 2011 and the six months ended June 30, 2014, our earnings were insufficient to cover fixed charges by $1.042.0 million, $6.5 million and $69.0 million, respectively.